Exhibit (c)(viii)

                           [LOGO OF TATA ENGINEERING]

Citibank, N.A.
Depositary Receipt Services
111 Wall Street
20th Floor/Zone 7
New York, NY 10043                                      Attention: Mr. Thomas Oh

August 19, 2002

Dear Sir(s),

RE: Re-Issuance of Global Depositary Shares under the "Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme 1993"

                                       And

RE:   RBI Notification No. FEMA 20/2000-RB dated May 03, 2000

                                       And

RE:   RBI Notification No. FEMA 41/2001-RB dated March 02, 2001

                                       And

RE:   RBI Two-way fungibility of ADRs/GDRs A.P. (DIR Series)
      Circular No. 21 dated February 13, 2002

1. Reference is hereby made to - Rule 144A Deposit Agreement dated July 15, 1994 as amended by Amendment No. 1 to Rule 144A Deposit Agreement as of July 19, 1996 together called with Letter Agreement of August 13, 1996 (together called 'Rule 144A Deposit Agreement') by and among Tata Engineering and Locomotive Company Ltd (hereinafter referred to as 'the Company'). Tata Sons Ltd and Citibank NA and the holders and beneficial owners from time to time of Rule 144A Global Depositary Receipts ('GDRs') issued thereunder

                                       And

      The International Deposit Agreement as of July 15, 1994 as amended by Amendment No. 1 to the International Deposit Agreement as of July 19, 1996 together with the Letter Agreement dated August 13, 1996 (together called 'the International Deposit Agreement') by and among the Company, Tata Sons Ltd. Citibank NA and holders and beneficial owners from time to time of International GDRs issued thereunder.

                                TATA ENGINEERING
                         Tata Engineering and Locomotive
                                 Company Limited

                           [LOGO OF TATA ENGINEERING]

      Rule 144A Deposit Agreement and International Deposit Agreement together called the 'Deposit Agreements'). Citibank NA has been appointed the Depository (hereinafter referred to as 'the Depository') of the Company's GDRs issued under the Deposit Agreements.

      (Capital terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement and where not defined in the Deposit Agreement shall have the meanings assigned to them under the captioned Scheme, Notification or Circular and the Guidelines issued thereunder).

2. As and from February 13, 2002 the Operative Guidelines for the limited two-way fungibility under the "Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme 1993" have come into force.

3. In accordance with the captioned Scheme, Notifications and Circular issued by Reserve Bank of India (the "RBI"), we hereby agree to:

      (a) deposits, from time to time by any person eligible under the Operative Guidelines, of outstanding Shares for converting them into the Global Depositary Receipts, as the case may be (hereinafter referred to as "DRs") created pursuant to the said Deposit Agreement;

      (b) acceptance of such deposits of shares by the Custodian, who shall be at liberty to convert them into DR without being required to seek concurrence of the Company;

      (c)   your delivery of DRs evidencing DSs representing such Shares;

      (d) perform all our responsibilities under the captioned Scheme, Notifications and Circular and as may be reasonably required by the Custodian; and

      (e) issuances by Citibank, N.A., of DRs against shares of the Company deposited by persons other than the Company.

4. We hereby represent that you may impose such service standards as you may deem fit on the Custodian appointed by you, presently Citibank N.A. Mumbai, to enable the Custodian to comply with the captioned Scheme, Notification and Circular issued by the RBI.

                           [LOGO OF TATA ENGINEERING]

5. We agree and confirm that in order to enable the Custodian to discharge its obligations under the captioned Scheme, Notification and Circular, we shall provide the Custodian appointed by you with all such information and assistance as may be required under the said Scheme, Notification and Circular and/or any other information and assistance as may be requested for by the Custodian from time to time in such form and manner as may be required by the Custodian. Without prejudice to the generality of the aforesaid we undertake to provide the Custodian as and when requested by the Custodian and at the time of executing this letter with the following information and assistance:

      (i) information as to the paid up capital of the Company and information regarding any corporate action which could have the effect of altering the paid up share capital of/or the voting rights in the Company,

      (ii) total number of DRs issued by the company (including all corporate events),

      (iii) information as to the class of industry/sector applicable to the Company for the purpose of Foreign Direct Investment ("FDI"); the current FDI limit applicable to the Company; the current Foreign Institutional Investors ("FII") investments permitted in the Company, and

      All communications to be issued by the Company shall be signed either by the Company Secretary or a Director of the Company.

6. We acknowledge that the availability of all such accurate information would be crucial to enable the Custodian to discharge its functions under the captioned Scheme, Notification and Circular. Accordingly, we undertake to provide only current and accurate information and further undertake not to omit from providing any information material to the above. We shall indemnify you and the Custodian from any inability to discharge your or its obligations as a consequence of any breach of the Company's obligation under this paragraph, paragraph 5 above, and paragraph 3(d) above.

7. This letter Supplements Section 2.02 of the Deposit Agreement and is subject to the limitations, procedures, policies, laid down by the RBI under the captioned Scheme, Notification and Circular. You are advised to bring this supplemental agreement to the attention of the Custodian and it shall be deemed that all our undertakings and the indemnities shall enure, in favour of the Custodian. Notwithstanding the fact that the Custodian is the agent in India of Citibank, New York; the Company shall have direct obligation to the Custodian and shall also comply and fulfill the obligations which are required to be complied with or fulfilled under captioned Scheme, Notification and Circular.

                           [LOGO OF TATA ENGINEERING]

8. Citibank as Depository will ensure that the local custodian will comply with all the Rules and Regulations issued by the RBI or by any other authority from time to time, in respect of the GDRs issued by the Company. Should Citibank accept the above terms they hereby agree to indemnify the Company against all cost, expenses, suits, litigations and any other charges, that may directly arise or be incurred by the Company on account of any negligence or willful conduct by Citibank or its local custodian in performing their roles in respect of the conversion of ordinary shares into GDRs as required under the said notification from any liability to discharge Citibank's obligations. In particular, Citibank would also ensure the maintenance of adequate headroom for fungibility and limit the number of GDR to be issued on conversion of Ordinary Shares, as provided under the said RBI notification dated February 13, 2002.

9. Except to the extent amended by this letter the contents of the Deposit Agreement shall remain unchanged.

TATA ENGINEERING & LOCOMOTIVE CO LTD


By: /s/ Praveen P. Kadle
    ---------------------
Name:  PRAVEEN P. KADLE
Title: EXECUTIVE DIRECTOR (FINANCE & CORPORATE AFFAIRS)

Acknowledged and Agreed:

CITIBANK N.A., as Depositary


By: /s/ Emi Mak
    ---------------------
Name:  Emi Mak
Title: VICE PRESIDENT

                  Operative guidelines for the limited two way
                fungibility under the "issue of Foreign Currency
                 Convertible Bonds and Ordinary Shares (Through
                  Depository Receipt Mechanism) Scheme, 1993"

a) Re-issuance of ADR/GDR would be permitted to the extent of ADRs/GDRs which have been redeemed into underlying shares and sold in the domestic market. The arrangement is demand driven with the process of reconversion emanating with the request for acquisition of domestic shares by non-resident investor for issue of ADRs/GDRs.

b) Investments under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 is treated as direct foreign investment. Accordingly, the transaction under the reconversion arrangement will be distinct and separate from FII portfolio investments.

c) The transaction will be effected through Securities and Exchange Board of India (SEBI) registered stockbrokers as intermediaries between foreign investors and domestic shareholders. A general permission has been conveyed by Reserve Bank of India (RBI) through a Notification No.FEMA.41/2001-RB dated 2nd March 2001 authorising such stock brokers to acquire domestic shares on behalf of the overseas investors for being placed with the domestic custodian.

d) For this purpose all SEBI registered brokers will be able to act as intermediary in the two-way fungibility of ADRs/GDRs. RBI has conveyed general permission through a Notification No.FEMA.41/2001-RB dated 2nd March 2001 for these brokers to buy shares on behalf of the overseas investor.

e) As a secondary market transaction, the acquisition of such shares through the intermediary on behalf of the overseas investors would fall within the regulatory purview of SEBI. The Custodian would monitor the re-issuance and furnish a certificate to both RBI & SEBI to ensure that the sectoral caps are not breached. RBI would monitor the receipt of certificates from the Custodian to this effect.

f) The domestic custodian who is the intermediary between overseas depository on the one hand and Indian company on the other will have the record of the ADRs/GDRs issued and redeemed and sold in the domestic market.

g) The domestic custodian will also be required to ascertain the extent of registration in favour of ADR/GDR holders/non-resident investor based on the advice of Overseas Depository to the Domestic custodian for the underlying shares being transferred in the books of account of the issuing company in the name of the non-resident on redemption of the ADRs/GDRs.

h) the custodian is also required to verify with the Company Secretary/NSDL/CDSL if the total cap is being breached if there is a percentage cap on foreign direct investment.

i) On request by the overseas investor for acquisition of shares for re-issuance of ADRs/GDRs, the SEBI registered Broker will purchase a given number of shares after verifying with the custodian whether there is any Head Room available:

j) Head Room = Number of ADRs/GDRs originally issued minus number of GDRs outstanding further adjusted for ADRs/GDRs redeemed into underlying shares and registered in the name of the non-resident investor(s). The domestic custodian would notify the extent up to which re-issuance would be permissible -- the redemption effected minus the underlying shares registered in the name of the non-resident investor with reference to original GDR issue and adjustment on account of sectoral caps/approval limits.

k) The Indian Broker would receive funds through normal banking channels for purchase of shares from the market. The shares would be purchased in the name of the Overseas Depository and the shares would need to be purchased on a recognized stock exchange.

l) Upon acquisition the Indian Broker would place the domestic share with the custodian; the arrangement would require a revised custodial agreement under which the custodian would be authorized by the company to accept shares from entities other than the company

m) Custodian would advise overseas depository on the custody of domestic share and that corresponding ADRs/GDRs may be issued to the non-resident investor.

n) Overseas depository would issue corresponding ADRs/GDRs to the investor.

o) The domestic custodian in addition would have to ensure that the advices to the overseas depository is issued on the first come first serve basis i.e. the first deposit of domestic/underlying shares with a custodian shall be eligible for the first re-issuance of ADRs/GDRs to the overseas investors.

p) The custodian would also have to ensure that ordinary shares only to the extent of the depletion in ADR/GDRs stock are deposited with it. This can be readily ensured by adopting a system similar to the trigger mechanism adopted for FIIs. Once the trigger mechanism is reached, say at 90% of the depletion in the ADR/GDR stock, each buying transaction of domestic shares would be complete only after the custodian has approved it.

q) A monthly report about the ADR/GDR transaction under the two-way fungibility arrangement is to be made by the Indian Custodian in the prescribed format to RBI and SEBI.

r) The Broker has to ensure that each purchase transaction is only against delivery and payment thereof is received in foreign exchange.

s) The Broker will submit the contract note to the Indian custodian of the underlying shares on the day next to the day of the purchase so that the Custodian can reduce the Head Room accordingly. Copy of the Contract Note would also need to be provided by the custodians to RBI and SEBI. The Broker will also ensure that a separate rupee account will be maintained for the purpose of buying shares for the purpose of effecting two-way fungibility. No forward cover will be available for the amounts lying in the said rupee account. The ADs will be permitted to transfer the monies lying in the above account on the request of the Broker.

t) The custodian of the underlying shares and the Depositories would coordinate on a daily basis in computing the Head Room. Further, the company secretary of each individual company would provide details of non-resident investment at weekly intervals to the custodian and the depository. The custodian would monitor the re-issuance and furnish a certificate to both RBI & SEBI, to ensure that the sectoral caps are not breached. RBI would monitor the receipt of certificates from the custodian to this effect.

u) The re-issuance would be within the already approved/issued limits and would only effectively mean transfer of ADRs/GDRs from one non-resident to another and accordingly no further approval mechanism be insisted upon.

v) In the limited two way fungibility arrangement, the company is not involved in the process and is demand driven i.e request for ADRs/GDRs emanates from overseas investors. Consequently, the expenses involved in the transaction would be borne by the investors, which would include the payments due to overseas intermediary/broker, domestic custodians, charges of the overseas and domestic brokers.

w) The tax provision under Section 115 AC of the Income Tax Act 1961, which is applicable to non-resident investors investing in ADRs/GDRs offered against issue of fresh underlying shares would extend to non-resident investors investing in foreign exchange in ADRs/GDRs issued against existing shares under these guidelines, in terms of the relevant provisions of the Income Tax Act 1961.